Mail Stop 3561

December 10, 2007

Mr. John Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, New York 10019

>   **Re: United Refining Energy Corp**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed December 10, 2007**
>   **File No. 333-144704**

Dear Mr. Catsimatidis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Throughout the prospectus, please disclose when the sponsor warrants will be issued and the nature of the issuance, e.g., a dividend.

Certain Relationships and Related Party Transactions, page 104

2.   In regard to the granting of the sponsor warrants, please name the related person
        and the basis on which the person is a related person. See Item 404(a)(1) of
        Regulation S-K. Also revise accordingly similar disclosure in this section as
        appropriate. In addition, please disclose the approximate dollar value of the
        related person's interest in the granting of the sponsor warrants. See Item
        404(a)(4) of Regulation S-K.

Financial Statements

Report of Independent Registered Public Accounting Firm, F-2

3.   We note you have revised your accounting treatment for the sponsor warrants and
        accordingly have revised your disclosure herein. Please advise your independent
        accountant to re-date or dual-date their report, as necessary, to comply with
        AICPA Auditing Standards Section 530.

Notes to Financial Statements

Note 6 – Subsequent Events, F-10

4.   We note you based your sponsor warrant fair value volatility assumption of
        26.67% on four blank check companies with a range of offering amounts of $29
        to $120 million and market capitalizations of $41 to $180 million, whereas your
        offering is for $500 million. Further, we note that your sample consists of two
        $10/unit SPACs and two $8/unit SPACs, whereas your offering is $10/unit.
        Please tell us how your determination of volatility is consistent with paragraphs
        A43-A48 of SFAS 123(R). In your response, ensure you address the
        appropriateness of the index selected and your use of a 24-month volatility term.

Part II

Item 15. Recent Sales of Unregistered Securities

5.   In regard to the sponsor warrants, please disclose the amount of warrants granted
        to the sponsor. See Item 701(a) of Regulation S-K. Also disclose the aggregate
        amount of consideration received by the registrant. See Item 701(c) of Regulation
        S-K.

* * * * *

       As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
       Stuart Neuhauser, Esq.
       Fax (212) 370-7889